OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                        Expires: August 31, 1999
                                                        Estimated average burden
                                                         hours per form....14.90


================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                        XM Satellite Radio Holdings Inc.
                        --------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983759 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Randy S. Segal, Senior Vice President and General Counsel
                      American Mobile Satellite Corporation
                            10802 Parkridge Boulevard
                                Reston, VA 20191
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check
the following box |_|.

Note:  Schedules  filed in paper format shall include a signed original and five
copies of the schedule,  including all  exhibits.   See ss.  240.13d-7 for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                                              13D - Page 2
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON:  American Mobile Satellite Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*:           WC, OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e):             |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       18,072,176
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  18,072,176

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:    18,072,176

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        41.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*:   CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                    13D - Page 3


Item 1.           Security and Issuer

         This Statement relates to the Class A common stock, par value $.01 per share ("Class A Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 23rd Street, N.W., Washington, DC 20037-1100.


Item 2.           Identity and Background

         This Statement is filed by American Mobile Satellite Corporation, a Delaware corporation ("American Mobile"). American Mobile's business address is 10802 Parkridge Boulevard, Reston, Virginia 20191-5416.

         American Mobile is a nationwide provider of wireless data, dispatch and voice communications services.

         Prior to October 8, 1999, American Mobile owned 6,689,250 shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of the Issuer, which shares constituted substantially all of the then-outstanding voting stock of the Issuer. On October 8, 1999, the Issuer completed an initial public offering of 10,000,000 shares of Class A Stock (the "Offering"). As described under Item 4 below, upon completion of the Offering, certain outstanding convertible debt securities of the Issuer owned by American Mobile converted into an aggregate of 11,182,926 shares of Class B Stock. As a result of this conversion, as of October 8, 1999, American Mobile owned an aggregate of 17,872,176 shares of Class B Stock of the Issuer.

         The Class B Stock may be converted, on a one-for-one basis, into shares of Class A Stock under certain circumstances, as described under Item 4 below. Class B Stock is substantially similar to Class A Stock, except that each share of Class B Stock is entitled to three votes, while Class A Stock is entitled to one vote per share.

         In addition to the Class B Stock described above, American Mobile purchased 200,000 shares of Class A Stock on October 8, 1999, as part of the Offering.

         This Statement covers the 200,000 shares of Class A Stock purchased by American Mobile on October 8, 1999, as well as the 17,872,176 shares of Class B Stock owned by American Mobile as of such date. (Collectively, such shares of Class A Stock and Class B Stock are sometimes referred to in this Statement as the "Securities.")

         Information with respect to the executive officers and directors of American Mobile, including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on the schedule attached hereto as Annex A, which is incorporated herein by reference.

         None of American Mobile nor, to the best of its knowledge, any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                    13D - Page 4


         To the best knowledge of American Mobile, all of its executive officers and directors are United States citizens.


Item 3.           Source and Amount of Funds or Other Consideration


         Shares of Class B Stock

         The 17,872,176 shares of Class B Stock owned by American Mobile as of the date of this Statement were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Set forth below is a summary of the consideration paid by American Mobile for the shares of Class B Stock currently owned by it.

         In May 1997, American Mobile formed the Issuer and contributed $143,000 to the Issuer to establish the Issuer's original application for its FCC license. Also in 1997, American Mobile provided the Issuer with $1.5 million as a capital contribution. The funds used for these contributions came from the working capital of American Mobile. At the same time in 1997, WorldSpace, Inc., a Maryland corporation unrelated to American Mobile ("WorldSpace"), acquired 20% of the voting stock in the Issuer, and was also granted certain options to acquire additional capital stock of the Issuer. Between May 1997 and July 1999, WorldSpace provided additional funds to the Issuer, in the form of both equity investments and loans, including loans represented by notes convertible into stock of the Issuer.

         In January 1999, American Mobile loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer. The funds used for this loan were borrowed by American Mobile from Baron Asset Fund ("Baron"), in exchange for a $21.5 million junior subordinated secured exchangeable note (the "Baron Note") issued by American Mobile to Baron. The Baron Note is exchangeable, under certain circumstances described under Item 4 below, into shares of Class B Stock owned by American Mobile. The Baron Note accrues interest at the rate of 6% per annum, with all interest payments deferred until the maturity date, December 31, 2004. If the Baron Note is exchanged into shares of Class A Stock pursuant to its terms, all interest accrued through the date of such exchange will be extinguished.

         On July 7, 1999, American Mobile acquired from XM Ventures, a trust established by WorldSpace, all of WorldSpace's debt and equity interests in the Issuer, other than a $75 million loan from WorldSpace to the Issuer, in exchange for 8,614,244 shares of American Mobile's common stock, par value $.01 per share (the "Exchange Transaction"). As a result of these transactions, WorldSpace ceased to have any direct equity or debt interest in the Issuer. Concurrently with this transaction, the Issuer issued $250 million of subordinated convertible notes to several new strategic and financial investors other than American Mobile, and the Issuer used $75 million of the proceeds from these notes to repay the outstanding loan payable to WorldSpace.

         Immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by American Mobile were exchanged on a one-for-one basis for shares of Class B Stock. As a result, American Mobile owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding. Also as part of this reorganization, certain of the debt interests acquired by American Mobile in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock.

                                                                    13D - Page 5


         In September 1999, the Issuer effected a 53,514 for 1 stock split. As a result, the 125 shares of Class B Stock then owned by American Mobile were exchanged for 6,689,250 shares of Class B Stock.

         On October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by American Mobile converted into 11,182,926 shares of Class B Stock. As a result of this conversion, as of October 8, 1999, American Mobile owned an aggregate of 17,872,176 shares of Class B Stock.


         Shares of Class A Stock

         American Mobile purchased 200,000 shares of Class A Stock of the Issuer in the Offering. The consideration paid by American Mobile was $2,400,000, or $12.00 per share, which was the initial public offering price in the Offering. The source of such consideration was cash on hand.

         To the best knowledge of American Mobile, the funds used by the persons listed in Annex A to purchase the shares of Class A Stock specified in Item 5 below came from personal savings of such persons.


Item 4.           Purpose of Transaction

         The 17,872,176 shares of Class B Stock owned by American Mobile as of the date of this Statement were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. These transactions are described in detail in Item 3 above. American Mobile was the initial, sole stockholder of the Issuer. The subsequent changes in American Mobile's ownership interest in the Issuer, prior to the Offering, were effected to maximize the potential future value to American Mobile and its stockholders of its interest in the Issuer.

         American Mobile purchased 200,000 shares of Class A Stock in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because American Mobile concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. American Mobile also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

         Certain of American Mobile's rights with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, American Mobile, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, American Mobile currently has four representatives on the Board of Directors of the Issuer, and also has the right to approve one of the two independent members of the Board of Directors of the Issuer. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

         There are certain restrictions on American Mobile's ability to sell or otherwise transfer the Securities. Under the Shareholders' Agreement, except for affiliated transactions, American Mobile may not transfer any of its Class A Stock or Class B Stock until the earlier of the date on which the Issuer begins commercial operations, or October 8, 2000. Shares of Class B Stock are transferable only upon conversion into shares of Class A Stock and, in certain circumstances as described below, to Baron, which can transfer its shares of Class B Stock only upon conversion into shares of Class A Stock.

                                                                    13D - Page 6


         In addition, American Mobile has signed a "lock-up" agreement with Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, the lead underwriters for the Offering. Pursuant to this agreement, American Mobile has agreed not to sell, offer to sell, contract to sell, pledge, hypothecate, sell any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Stock or securities convertible into Class A Stock, for a period of 180 days after the effective date of the registration statement filed by the Issuer in the Offering.

         The Securities are also subject to certain pledge agreements and related contingencies, as described below.

         American Mobile has granted a first priority lien on all of the 200,000 shares of Class A Stock owned by it, as well as 16,557,262 shares of Class B Stock owned by it, to its bank lenders, to secure American Mobile's obligations under its term loan facility. American Mobile has also granted a second priority lien on all such shares to Hughes Electronics Corporation, Singapore Telecommunications, Ltd., and Baron Capital Partners, L.P., as guarantors of American Mobile's term and revolving loan facilities, to secure American
Mobile's obligations under an agreement that requires American Mobile to reimburse such guarantors in the event the guarantors are required to make any payment under the bank facility guarantees.

         In addition, American Mobile has granted a lien on the remaining 1,314,914 shares of Class B Stock owned by it to Baron to secure certain obligations of American Mobile pursuant to the Baron Note. Under the terms of the Baron Note, commencing on January 15, 2000, Baron may elect to exchange the principal amount of the Baron Note (or any portion thereof) into an aggregate of 1,314,914 shares of Class B Stock of the Issuer owned by American Mobile. American Mobile has granted Baron a lien on such shares of Class B Stock to secure its obligation to Baron to deliver the required number of shares of Class B Stock upon exchange of the Baron Note.

         Except as described above in this Item 4 and below in Item 6, American Mobile does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, American Mobile may determine to change its investment intent with respect to the Issuer at any time in the future. American Mobile intends to vote its shares as it deems appropriate from time to time. In determining from time to time whether to sell its shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, American Mobile will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to American Mobile. American Mobile reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

         To the best knowledge of American Mobile, all shares identified in Item 5 below as beneficially owned by persons listed in Annex A were acquired by such persons for investment purposes. Such persons may buy or sell shares of Class A Stock in the future as they deem appropriate, but, to the best knowledge of American Mobile, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                                    13D - Page 7


Item 5.           Interest in Securities of the Issuer


         After giving effect to the issuance of 10,000,000 shares of Class A Stock by the Issuer in the Offering, and based on information provided to American Mobile by the Issuer (the "Available Data"), there were 26,194,471 shares of Class A Stock of the Issuer outstanding on October 8, 1999.

         As of October 8, 1999, American Mobile beneficially owned 200,000 shares of Class A Stock, which represents approximately 0.76% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above, American Mobile has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares. American Mobile acquired these shares in the Offering.

         American Mobile also beneficially owns 17,872,176 shares of Class B Stock. The Issuer's Class B Stock is convertible into Class A Stock on a one-for-one basis. Class B Stock is entitled to three votes for each share, and Class A Stock is entitled to one vote per share. Because the Class B Stock is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, American Mobile is deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Class B Stock. Subject to the restrictions and agreements described in Item 4 above, American Mobile has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.

         On a fully converted basis, as of the date of this Statement, American Mobile is deemed to beneficially own an aggregate of 18,072,176 shares of Class A Stock, which represents approximately 41.0% of the Issuer's Class A Stock outstanding after issuance of the 17,872,176 shares of Class A Stock upon conversion of the Class B Stock owned by American Mobile.

         As described above in Item 4, 16,557,262 of the shares of Class B Stock owned by American Mobile, and all of the 200,000 shares of Class A Stock owned by American Mobile, are pledged to American Mobile's bank lenders and guarantors, to secure American Mobile's obligations under its term and revolving credit facilities. In addition, 1,314,914 of the shares of Class B Stock owned by American Mobile are pledged to Baron to secure American Mobile's obligations under the Baron Note.

         To the best knowledge of American Mobile, only the following executive officers and directors of American Mobile beneficially own shares of Class A Stock of the Issuer:

         Robert L. Goldsmith                                       3,600  shares
         Billy J. Parrott                                          6,000  shares
         Gary M. Parsons                                          24,716  shares
         Walter V. Purnell, Jr.                                   10,000  shares
         Andrew A. Quartner                                       15,000  shares
         Randy S. Segal                                           26,757  shares
         Jack A. Shaw                                             26,757  shares

         In each case, the number of shares of Class A Stock owned by the persons listed above constitutes less than 1% of the outstanding Class A Stock of the Issuer. Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named, except that all of the shares indicated for each of Ms. Segal and Mr. Shaw represent shares of Class A Stock which such persons have the right to acquire pursuant to options which are exercisable currently, and 10,000 of the shares of Class A Stock indicated for Mr. Parsons are owned jointly by Mr. Parsons and his wife. In addition, 14,716 of the shares of Class A Stock owned by Mr. Parsons are subject to the Issuer's right to repurchase such shares if Mr. Parsons' service as Chairman of the Board of Directors of the Issuer ends

                                                                    13D - Page 8


prior to the first anniversary of the date the shares were issued to Mr. Parsons. Mr. Parsons also owns options exercisable for 267,570 shares of Class A Stock, which options are not exercisable within 60 days. Except as set forth above, to the best knowledge of American Mobile, no executive officer or director of American Mobile beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares. American Mobile expressly disclaim beneficial ownership of the shares of Class A Stock shown as owned by the persons identified in the above table.

         American Mobile may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Exchange Act) with the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Columbia XM Radio Partners, L.L.C. ("Columbia"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); and (6) Madison
Dearborn Capital Partners III, L.P. ("M-D Capital  Partners"),  Madison Dearborn
Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"). American Mobile expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, Columbia, Telcom, or Madison Dearborn, and the filing of this Statement by American Mobile shall not be construed as an admission by American Mobile that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, Columbia, Telcom or Madison Dearborn.

         Based solely upon the Available Data, American Mobile believes that, as of October 8, 1999 (the closing date of the Offering), General Motors, DIRECTV, Clear Channel, Columbia, Telcom and Madison Dearborn beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on October 8, 1999 set forth in the table.

    Name of Beneficial Owner        Number of Shares             Percentage

    General Motors                     11,106,504 (1)               30.03%
    DIRECTV                             5,553,252 (2)               17.58%
    Clear Channel                       8,329,877                   31.80%
    Columbia                            2,776,626                   10.60%
    Telcom                              2,696,626                   10.29%
    M-D Capital Partners                2,702,200                   10.31%
    M-D Special Equity                     58,247                        *
    Special Advisors                       16,179                        *
    ------------------
    *  Less than 1%

     (1) Includes 10,786,504 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer, 5,393,252 of which are owned by DIRECTV, an indirect subsidiary of General Motors. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by General Motors, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

     (2) Includes 5,393,252 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by DIRECTV, but not for the purpose of computing the percentage of Class A Stock owned by any other person.

                                                                    13D - Page 9


         Except for the transactions reported in this Statement, American Mobile has not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

         To the best knowledge of American Mobile, no executive officer or director has effected any transactions in the Class A Stock within the past 60 days, except that the following persons purchased shares of Class A Stock, in the amounts indicated below, in the Offering, at a purchase price of $12.00 per share:

         Robert L. Goldsmith                                       3,600  shares
         Billy J. Parrott                                          6,000  shares
         Gary M. Parsons                                         10,000   shares
         Walter V. Purnell, Jr.                                  10,000   shares
         Andrew A. Quartner                                      15,000   shares

         A trust for the benefit of the minor children of Gary M. Parsons, Chairman of the Board of Directors of American Mobile and the Issuer, has acquired a minority membership interest in each of Columbia and Telcom and a minority participatory interest in each of M-D Capital Partners and M-D Special Equity. Mr. Parsons disclaims beneficial ownership of these interests.

         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that:
(1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that:
(1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that:
(1) on October 8, 1999, each of Columbia and Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of Columbia and Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Columbia acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that:
(1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

                                                                   13D - Page 10



         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share.

         Based solely upon the information set forth in the Issuer's Prospectus, dated October 5, 1999, and on the Available Data, American Mobile believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

         American Mobile does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by American Mobile.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Shareholders' Agreement

         Set forth below is a description of certain material provisions of the Shareholders' Agreement:

         Governance Provisions. The Issuer's board of directors consists of nine members, four of whom are selected by American Mobile, including the Issuer's Chairman and President and Chief Executive Officer, three of whom are selected by certain other shareholders, and two independent directors, one of whom must be approved by American Mobile, and one of whom must be approved by a majority of certain other shareholders. Following receipt of approval of the FCC to transfer control of the Issuer from American Mobile to a diffuse group of shareholders, the Issuer's board of directors will consist of nine members, three of whom will be selected by American Mobile, three of whom will be selected by certain other shareholders, two of whom will be independent directors of recognized industry experience and stature whose nominations must be approved by American Mobile and a majority of certain other shareholders, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

         Conversion of Class B Stock to Class A Stock. The Class B Stock owned by American Mobile is convertible into Class A Stock, on a one-for-one basis, at any time at American Mobile's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by American Mobile. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from American Mobile to a diffuse group of shareholders.

                                                                   13D - Page 11


         Non-Competition. American Mobile has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as American Mobile holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in American Mobile owning less than 5% of the Issuer's common stock.

         Restrictions on Transfer of Securities. As described in Item 4 above, except for affiliated transactions, American Mobile may not transfer any of its Class A Stock or Class B Stock until the earlier of the date on which the Issuer begins commercial operations, or October 8, 2000. Shares of Class B Stock are transferable only upon conversion into shares of Class A Stock and, in certain circumstances as described in Item 4 above, to Baron, which can transfer its shares only upon conversion into shares of Class A Stock.


         Registration Rights Agreement

         In addition to the contracts and agreements described above and in Item 4 above, American Mobile has certain registration rights with respect to the Securities, pursuant to a registration rights agreement, dated July 7, 1999 (the "Registration Rights Agreement"), by and among the Issuer, American Mobile, Baron, and certain other stockholders named therein. Commencing July 7, 2000, American Mobile and the other stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. American Mobile is entitled to make two demands. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In certain instances if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement may request registration of at least $25.0 million of Class A Stock. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

         Other than the Shareholders' Agreement, Registration Rights Agreement and the other agreements described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between American Mobile or, to the best of its knowledge, any executive officer or director of American Mobile, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

Exhibit 1 Shareholders' Agreement, dated as of July 7, 1999, by and among the Issuer, American Mobile, Baron Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, DIRECTV, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC,
                  Madison Dearborn Special Equity III, L.P., and Telcom- XM Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 2 Registration Rights Agreement, dated July 7, 1999, by and among the Issuer, American Mobile, the Baron Asset Fund series of Baron Asset Fund, and the holders of Series A subordinated convertible notes of the Issuer named in such agreement (incorporated by

                                                                   13D - Page 12


                  reference to Exhibit 99.3 to American Mobile's registration statement on Form S-3 (File No. 333-81459)).

Exhibit 3 $21,500,000 Junior Subordinated Secured Exchangeable Note, dated January 15, 1999, issued by American Mobile to Baron Asset Fund (the "Baron Note") (filed herewith).

Exhibit 3a Amendment, dated July 7, 1999, to the Baron Note (filed herewith).

                                                                   13D - Page 13


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      AMERICAN MOBILE SATELLITE CORPORATION



                                      By:      /s/ Randy S. Segal

                                      Name:    Randy S. Segal
                                      Title:   Senior Vice President and General
                                               Counsel


Date:    October 18, 1999

                                                                   13D - Page 14


                                     ANNEX A


DIRECTORS OF AMERICAN MOBILE


                                       Present Principal
Name and Business Address               Occupation or Employment
-------------------------               ------------------------


Douglas I. Brandon                      Vice President - External Affairs & Law
AT&T Wireless Services, Inc.            AT&T Wireless Services, Inc.
1150 Connecticut Avenue, N.W.
4th Floor
Washington, DC  20036

Billy J. Parrott                        President and Chief Executive Officer
Antifire, Inc.                          Antifire, Inc.
276 Fifth Avenue
Suite 301
New York, NY  10001

Gary M. Parsons                         Chairman of the Board of Directors
American Mobile Satellite Corporation   American Mobile Satellite Corporation
10802 Parkridge Boulevard
Reston, VA  20191

Walter V. Purnell, Jr.                  President and Chief Executive Officer
American Mobile Satellite Corporation   American Mobile Satellite Corporation
10802 Parkridge Boulevard
Reston, VA  20191

Andrew A. Quartner                      Corporate Counsel
Nextlink Communications, Inc.           Nextlink Communications, Inc.
1730 Rhode Island Avenue, N.W.
Suite 1000
Washington, DC  20036

Jack A. Shaw                            Chairman and Chief Executive Officer
Hughes Network Systems                  Hughes Network Systems
11717 Exploration Lane
Germantown, MD  20876

                                                                   13D - Page 15



EXECUTIVE OFFICERS OF AMERICAN MOBILE



Name and Business Address
(all business addresses are               Present Principal
American Mobile Satellite Corporation     Occupation or Employment
10802 Parkridge Boulevard                 (all with American Mobile
Reston, VA  20191)                        Satellite Corporation)
----------  -----                         ----------------------

Robert L. Goldsmith                       Executive Vice President and
                                          Chief Operating Officer

Gary M. Parsons                           Chairman of the Board

Walter V. Purnell, Jr.                    President and Chief Executive Officer

Randy S. Segal                            Senior Vice President and
                                          General Counsel

W. Bartlett Snell                         Senior Vice President and Chief
                                          Financial Officer
